Banksy (b. 1974)



The mysterious figure known only by his graffiti handle – Banksy – is an important artist and activist, known for his often controversial socio-political works.

WATCH VIDEO

Price Appreciation of Similar Works

22.8%

Initial Offering Price

$11,933,000

Similar Sales


$15.0m
$10.0m
$5.0m
$0.0m
07
10
13
16
19
22

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	moderate 19 years
2021 Auction Sales	significant $205,850,311
Repeat Sales	view

92% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING


Banksy

- Elusive street artist Banksy remains the number one most requested artist by Masterworks members.
- The Painting is a unique example within Banksy's oeuvre, as it relates to two earlier series known as "Remixed Masterpieces" and "Modified Oils," both included in an important 2005 exhibition "Crude Oils: A Gallery of Re-Mixed Masterpieces, Vandalism and Vermin."
- The Painting is based on French artist Jean-François Millet's 1857 masterpiece The Gleaners, currently in the collection of the Musée d'Orsay in Paris.
- In 2009 the Painting was included in the important exhibition "Banksy versus Bristol Museum," which attracted over 300,000 visitors and remains the only museum exhibition authorized by the artist. In 2017, the Painting was also featured in a retrospective of Millet's work, alongside the original 1857 painting.
- Artworks included in the "Banksy versus Bristol Museum" show have cumulatively achieved sales in excess of $60 million at auction, including *Devolved Parliament* (2009) which sold for $12,230,208 at Sotheby's in October 2019 and remained the most expensive work by the artist to sell at auction for nearly two years.



Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$205,850,311

2021 Number of Lots Sold
1186

BANKSY

b. 1974, UNITED KINGDOM

Oil on canvas | 60 × 65 in. (152 × 165 cm.)

The mysterious figure known only by his graffiti handle - Banksy - is an important artist and activist, known for his often controversial socio-political works.



$11,933,000

INITIAL OFFERING

22.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a unique example within Banksy's oeuvre, as it relates to two earlier series known as "Remixed Masterpieces" which were inspired by well-known works by artists, including Claude Monet, Vincent Van Gogh and Andy Warhol, as well as "Modified Oils," which consist of oil paintings or reproductions that were sourced from flea markets around London and altered primarily through over-painting. The subject of the Painting is based on French artist Jean-François Millet's 1857 masterpiece *The Gleaners*, currently in the collection of the Musée d'Orsay in Paris. Banksy appropriated a reproduction of Millet's original composition and "modified" it by cutting out one of the figures. He then hand painted his own version of the cut-out figure who casually smokes a cigarette while looking away from the viewer, which is affixed to the frame. In his contemporary reworking, Banksy employs his characteristically provocative style to address socio-political themes, while simultaneously commenting on established art historical conventions. The Painting has an important exhibition history and was included in the 2009 exhibition "Banksy versus Bristol Museum," which attracted over 300,000 visitors and remains the only museum exhibition authorized by the artist. In 2017, the Painting was also featured in a retrospective of Millet's work, which was mounted at the Palais des Beaux-Arts in Lille, France. The original 1857 work, on which the Painting is based, was also included in the Millet retrospective alongside the Painting. Artworks included in the "Banksy versus Bristol Museum" show have cumulatively achieved sales in excess of $60 million at auction, including *Devolved Parliament* (2009) sold for $12,230,208 (£9,879,500) at Sotheby's, London on October 3, 2019 and remained the most expensive work to sell by the artist for nearly two years. The Painting's allusion to art historical precedents, execution and inclusion in important museum exhibitions make it a commercial and desirable work by Banksy.

Banksy first disrupted the London art scene in 2003 with "Turf War," his inaugural exhibition. Following this artistic debut, Banksy continued to build his reputation as a trickster, and snuck his own works into major institutions, such as the Metropolitan Museum of Art and Tate Britain, to hang alongside the museum collections. In 2018, Banksy took the art world by surprise when a unique paper version of his iconic image *Girl with Balloon* was offered for sale at Sotheby's in London. The work sold for an impressive £1,042,000 ($1,364,668), and upon the fall of the hammer, the work passed through a shredder hidden in the artist-designed frame and self-destructed. When the half shredded artwork was offered again at auction on October 14, 2021, with the new title *Love is in the Bin*, it sold for £18,582,000 ($25,426,400) and became the most expensive work by the artist to sell publicly. 2021 marked a banner year for the artist's market as auction turnover exceeded $205 million, more than tripling the year prior. As of May 6, 2022, Banksy's top auction records are led by the aforementioned painting, followed by *Game Changer* which sold for £16,758,000 ($23,238,686) on March 23, 2021 at Sotheby's in London, *Sunflowers from Petrol Station* (2005), which sold to Masterworks 092, LLC for $14,558,000 on November 9, 2021 at Christie's in New York, and *Love is in the Air* which sold for $12,903,000 on May 12, 2021 at Sotheby's in New York.

AS OF MAY 6, 2022, BANKSY'S TOP AUCTION RECORDS ARE LED BY *LOVE IS IN THE BIN*, WHICH SOLD FOR £18,582,000 ($25,426,400) ON OCTOBER 14, 2021 AT SOTHEBY'S IN LONDON, *GAME CHANGER* WHICH SOLD FOR £16,758,000 ($23,238,686) ON MARCH 23, 2021 AT SOTHEBY'S IN LONDON, AND *SUNFLOWERS FROM PETROL STATION* (2005), WHICH SOLD TO MASTERWORKS 092, LLC FOR $14,558,000 ON NOVEMBER 9, 2021 AT CHRISTIE'S IN NEW YORK.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$16M
$12M
$8M
$4M
2007
2008
2009
2010
2011
2012
2014
2015
2016
2017
2018
2019
2020
2022

The mysterious figure known only by his graffiti handle – Banksy – (b. 1974, England) is an important artist and activist, known for his often controversial socio-political works. Artworks by Banksy are often discernible through his signature stencil aesthetic – a style which favors expediency, executed quickly before authorities have a chance to detain the artist for vandalism. Banksy's reputation as a controversial artist landed him on Time magazine's Top 100 Influential People in 2010 and an Academy Award nomination for Best Documentary Feature for his film "Exit Through the Gift Shop." While the artist continues to operate anonymously, his international presence is well documented through his works that adorn architectural façades in Europe, America and the Middle East. Banksy's work is collected by major cultural institutions, such as the British Museum and the Bristol Museum and Art Gallery.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Banksy with the following criteria: all "Remixed Masterpieces," "Modified Oils," and "vandalized" paintings on canvas or panel hand painted or modified by the artist. "Modified" or "vandalized" oils can be defined as existing paintings sourced by the artist and modified in some manner through overpainting and/or the addition of various element(s). These works are separate from "Remixed Masterpieces," which refer to hand painted works by Banksy, and are inspired by well-known existing compositions. "Remixed'' paintings tend to carry a premium at auction due to being fully painted by the artist himself. Paintings with the artist's "modified" technique are ongoing and seem to be referred to by several other designations, including "corrupted," and "vandalized." "Glory" (2005) was excluded from the set of similar works due to its medium of spray paint on a lithographic reproduction, rather than a modified acrylic or oil painting. For the purposes of this analysis, Masterworks has assumed "Ruined Landscape" (2007) to be a "modified" oil but was unable to confirm the work was executed on a found object. The set of similar works includes a painting acquired by Masterworks 092, LLC at Christie's, New York 21st Century Evening Sale held on November 9, 2021 for $14,558,000, and a second painting acquired by Masterworks 015, LLC at Phillips, London 20th Century and Contemporary Art Evening Sale held on July 2, 2020 for $2,005,000. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 22.8% CAGR implied from selected sales occurring from June 21, 2007 to March 2, 2022.

The information contained on the Masterworks.io web site has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks.io website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with SEC or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks.io Terms of Use and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.io), or as available on the SEC'S EDGAR web site.

Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services. Certain equity owners of Masterworks operate in their capacity as a "principal" to Masterworks platform transactions pursuant to SEC Rule 3a4-1.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

Masterworks.io, LLC is located at 225 Liberty Street, 29th Floor, New York NY, 10281.

Certain Masterworks associated persons solicit in connection with Masterworks offerings in their capacities as registered representatives of Independent Brokerage Solutions LLC ("IndieBrokers") or Arete Wealth Management, LLC ("Arete"), or in their capacity as a "principal" to the transaction pursuant to SEC Rule 3a4-1. Each of IndieBrokers and Arete is a registered broker dealer, a member of FINRA and a member of SIPC. Masterworks.io and its affiliates are independent and unaffiliated with IndieBrokers and Arete. To check the background of IndieBrokers and Arete and their respective representatives, visit FINRA's BrokerCheck. IndieBrokers is located at 485 Madison Ave, 15th Floor, New York, NY 10022 and Arete is located at 1115 W Fulton Market, 3rd Floor, Chicago, IL 60607. Investors solicited through a representative of IndieBrokers will find a brief summary of their relationship with IndieBrokers on the IndieBrokers Form CRS and investors solicited through a representative on Arete will find a brief summary of their relationship with Arete on the Arete Form CRS.

This website contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.